The ARKHAUS investment opportunity is now open to our community. Learn more here (/invest/) and invest here (https://wefunder.com/arkhaus).

ARKHAUS (https://arkhaus.club)



Invest In A Zero Emission Maritime Future

EXPLORE INVESTMENT (http://wefunder.com/arkhaus)

THE ARK COMPANIES IS AN UMBRELLA OF 3 SYNERGISTIC STARTUPS PROPELLING MARITIME TRANSPOR ADVANCED MANUFACTURING INTO A ZERO EMISSION FUTURE.

ARKHAUS is a new wave of social clubs, embodying a hospitality vision powered by sun & sea. (more below)

E-LIXR is the maritime transport service, networking an all-electric water taxi system. (more below)

Arkup is the newly acquired boat brand and manufacturer, producing luxury livable yachts than run on clean energy. (more below)

"And this is just the beginning, Arkhaus has its sights set on

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"The exceptional evening promises bayside cocktails,

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“Members-only social club that is innovative...”

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The Ark Companies

In the Summer of 2021, ARKHAUS was announced as a global network of floating social clubs. In the years since, the company has developed, refined, and built out the concept and is now realizing that vision in its launch phase.

In the process of building and launching ARKHAUS, the company has expanded with two strategic business lines, one via an expansion (E-lixr) and one via an acquisition (Arkup). The vertical integration of these three business lines comprising maritime hospitality, waterborne transportation, and vessel brand and manufacturing presents a highly strategic opportunity to build innovative and unique maritime offerings, capturing and creating new market share.


ARKHAUS
A New Wave of Social Clubs
HOSPITALITY EXPERIENCE
{E-LIXR}
The Electric Water Taxi Network
TRANSPORT SERVICE
VESSEL MANUFACTURING
arkup
Luxury Livable Yachts

Note: The Ark Companies owns 25% of Arkup, with the other 75% owned by 4 investors of the Ark Companies. This structure enabled a rapid acquisition of Arkup while maintaining maximal alignment between all three companies.

Investment

The Ark Companies is now raising a $5MM round of capital to propel the development of these 3 startups, driving vertical integration and multiple synergies. Of the $5MM raise, $1MM has been reserved for our community of members, applicants, and partners, and prior investors. $4MM has been reserved for accredited investors.

PUBLIC, REG-CF
COMMUNITY RAISE
$250 – $100,000

INDICATE INTEREST (https://wefunder.com/arkhaus)

PRIVATE, REG-D
ACCREDITED RAISE
$100,000+

LEARN MORE (https://np0wkh234ww.typeform.com/to/fo2pbdVU)

(https://arkhaus.club) Learn more about our capitalization and investment round here.



ARKHAUS

A NEW WAVE OF SOCIAL CLUBS

As the first floating social club of its kind, ARKHAUS is joining like-minded disruptors and innovators in a unique, luxurious environmen water. This unparalleled setting with extraordinary views is designed to formulate new connections between our members while foste creativity. What truly sets us apart? We're doing things differently — and trailblazing the waterways is just the beginning.

ARKHAUS

Powered By Sun & Sea

Built on four solar-electric yachts, ARKHAUS is here to do things differently. Like its on-water location, ARKHAUS is changing the tides of what it means to be a social club.

(https://arkhaus.club)

Innovation stands at our core, from the architectural details and 360° water views to the inventive food and beverage menu.

Backed by a strong sense of community, members are also granted access to various wellness activities and special programming, bringing together the great minds of ARKHAUS to formulate genuine connections.

MEMBERSHIP PROGRAM

REVENUE

MODES & MODULARITY

EXPANSION

TIMELINE


ARKHAUS (https://arkhaus.club)

{E-LIXR}
THE ELECTRIC WATER TAXI NETWORK

The development of ARKHAUS highlighted the need for a tender service that would match the high touch experience and sustainable based vessels pose substantial operating challenges including high fuel costs, equally high maintenance costs, and the resulting time spewing vessel would never meet ARKHAUS' sustainability goals and customer experience. With a long-standing interest and experier recognized that developing an electric tender service would not only solve the fuel cost, maintenance, and service issues, but also deli sustainable experience we were building for our membership.

THE OPPORTUNITY

An Opportunity Emerges

As we worked through the early stages of this development, we stumbled onto a massive opportunity – America's (and the world's) waterborne transportation will completely transition to electric over the next 10 years. And while Europe is leading the charge to build commercial electric vessels and operate electric transport services, there is no US built, commercial, electric vessel and service. This is because The Jones Act of 1920 requires any commercial waterborne transport service must use US-built vessels.

Adding fuel to the fire, California recently mandated that all "Commercial Harbor Craft" transportation must be zero emission by January of 2025 (5 months ago). This was done intentionally to incentivize industry to build these vessels, and California will grant waivers and keep pushing the date back 1 year at a time, until someone builds commercial electric vessels in the US and deploys them into transportation services. Now, the largest maritime states in the US (Washington, Michigan, New York, Maryland, and soon, Florida) are following California's lead in incentivizing or mandating zero emission vessels and transportation services.

At ARKHAUS, we realized that we already had a major head-start in designing, engineering approving, and building the first commercial, electric, passenger vessel that would be serially produced in the US. We quickly spun out our club's transport service into its own company (now a subsidiary of The Ark Companies) and began to develop the concept.

MARITIME BLUE ACCELERATOR

THE PROBLEM & SOLUTION

THE HOLDUP

THE E-LIXR PLATFORM

GO TO MARKET

NETWORK VESSELS

NETWORK SERVICES

TRANSPORT SERVICES

OP-EX REDUCTION

MARKET SIZE

KEY MILESTONES

USE OF FUNDS

PILOTS & TRACTION



(https://arkhaus.club)

ARKUP world’s first solar-powered livable yacht EVER

arkup

LUXURY LIVING YACHTS
Go Green | Live Blue

Arkup is the brand and builder behind a line of world renowned solar-electric yachts. Known for their clean design and modular config next generation Arkup 50, offer a unique environment for off-the-grid luxury living.

HISTORY

History

In 2018, Miami based Arkup built a revolutionary vessel known as the Arkup 75. Featured in worldwide press and a variety of Netflix shows and music videos , the company saw tremendous demand for this unique off-grid vessel. Arkup would soon design a smaller and better designed vessel that could be serially produced and achieve economies of scale. Soon, the

Arkup 50 was born. The company set up a US-based production facility in Indiana, so that it could build vessels not only for recreational customers but also for commercial customers (which require US production). The company immediately began to take orders, with ARKHAUS becoming the company's largest customer with a 6 vessel order.

(https://arkhaus.club)

ACQUISITION
ARKUP 75
ARKUP 50
OFF THE GRID
BLUE LIVING
IN THE NEWS
REVENUE

Capitalization

PRIOR CAPITAL

In 2022, ARKHAUS raised $900k in pre-seed capital via equity crowdfunding and private investors. In 2023 and 2024, the company raised $2mm in seed capital from a growing list of previous and new private investors.

In addition to equity, ARKHAUS also secured a $5mm SBA loan to finance the production of its vessels. This was a monumental feat for an early stage, pre-revenue startup.

CURRENT RAISE & USE OF FUNDS

The Ark Companies is now raising a $5 MM round of capital to propel the development of these 3 synergistic startups. $1 MM has been reserved for our community via a crowdfunding round on Wefunder. $4 MM has been reserved for accredited investment.


The Ark Companies
$5 MM
{E-LIXR}
$1.5 MM
ARKHAUS
$2.1 MM
arkup
$375 K
+
Additional Runway
$1.025 MM

We encourage you to indicate your investment interest via the crowdfunding round, as the first $250 K of investment receives a 10% better valuation cap.

(https://arkhaus.club)
INDICATE INTEREST (https://wefunder.com/arkhaus)

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Crowdfunding Perks

If you are interested in investing via the crowdfunding campaign on WeFunder (http://wefunder.com/arkhaus), you can earn perks in addition to your investment.

Our campaign offers perks in a streamlined method. Every investment will earn 20% credit towards anything ARKHAUS offers to the public. You can learn more about the perks at the bottom of the campaign page (http://wefunder.com/arkhaus).

hello@arkhaus.club (mailto:hello@arkhaus.club)
Membership (https://arkhaus.club/membership/)
Environmental Values (https://arkhaus.club/environmental-values/)

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